787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 9, 2014

VIA EDGAR

Ms. Monique Botkin

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235

Post-Effective Amendment No. 78

Dear Ms. Botkin:

On behalf of the AQR Core Equity Fund, AQR Small Cap Core Equity Fund, AQR International Core Equity Fund and AQR Emerging Core Equity Fund (together, the “Core Equity Funds”), and the AQR Momentum Fund, AQR Small Cap Momentum Fund, AQR International Momentum Fund, AQR Emerging Momentum Fund, AQR Tax-Managed Momentum Fund, AQR Tax-Managed Small Cap Momentum Fund and AQR Tax-Managed International Momentum Fund (together, the “Momentum Funds” and, together with the Core Equity Funds, each a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 78 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on July 10, 2014. We have reviewed the Amendment and represent that it does not contain disclosure which would render the Amendment ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Monday, June 16, 2014, regarding Post-Effective Amendment No. 72 to the Trust’s Registration Statement filed with the Commission on May 2, 2014 (the effective date of Post-Effective Amendment No. 72 was delayed until July 10, 2014 pursuant to Post-Effective Amendment No. 74 to

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

the Trust’s Registration Statement filed on June 30, 2014). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Summary Prospectuses

Funds with an 80% Policy

Comment 1	Principal Investment Strategies. Please explain how investments in derivatives will be measured for purposes of complying with the Fund’s 80% test.
Response

In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the “Names Rule Release”)), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

The Funds may use derivative instruments for hedging purposes, to gain exposure to a particular security or index and to maintain liquidity to pay for redemptions. For purposes of determining compliance with a Fund’s policy adopted in accordance with Rule 35d-1 (the “80% Test”), the Fund may measure a position in a derivative instrument by reference to its gross market value or notional value, depending on the exposure provided by the investment in the derivative instrument. For example, where a derivative instrument is used to create synthetic exposure to the total returns of an equity index, the Fund may use gross notional value in order to capture the Fund’s synthetic exposure for purposes of its 80% Test.

All Funds
Comment 2	Performance Table. Please confirm whether each Fund’s average annual total returns table includes all expenses in addition to applicable fees and sales charges.

Response	Each Fund confirms that its performance table includes all applicable expenses charged to the Fund.
Statutory Prospectus
Comment 3

Prior Performance of Similar Accounts. Please confirm that the Accounts comprising each applicable Fund’s Composite have substantially similar investment objectives, policies and strategies as the Fund.

Response

Each applicable Fund confirms that the Accounts comprising the Fund’s Composite have substantially similar investment objectives, policies and strategies as the applicable Fund as of the date of the prospectus.

Comment 4

Prior Performance of Similar Accounts. Please either (1) deduct all fees and expenses (other than custody fees) from the net of fee performance numbers in the Prior Performance of Similar Accounts table or (2) calculate the performance in the Prior Performance of Similar Accounts table by reflecting the deduction of the fees and expenses in the Fund’s fee table.

Response	Each Fund’s related performance disclosure has been adjusted to reflect the deduction of the fees and expenses charged by the Fund’s most expensive share class, Class N Shares.
Comment 5

Investment Minimums — Class R6 Shares. Please clarify whether the ability to convert a shareholder’s account to the next lowest fee share class when the account size declines below the minimum initial investment amount is due solely to withdrawals from the shareholder’s account or also could result from a decline in a Fund’s net asset value per share. In addition, please consider making this statement more prominent (i.e., italics, bold, etc.).

Response

The requested changes have been made. The disclosure has been revised to indicate that a Fund’s ability to convert a shareholder’s account to the next lowest fee share class when the account size declines below the minimum initial investment amount does not arise when the decline in account size is due to a decrease in the Fund’s net asset value per share.

Comment 6	Other Policies — Small Account Policy. Please consider making the small account policy disclosure more prominent (i.e., italics, bold, etc.).
Response	The requested change has been made.
Comment 7	Other Policies — Small Account Policy. Please clarify whether a Fund’s right to “permit an exchange” of a shareholder’s shares for shares of another class of shares in the same Fund is automatic or at the investor’s initiative.

Response

The clarification has been made. The Funds confirm that once a shareholder’s account value drops below a minimum initial investment requirement threshold, and a Fund determines to redeem the shareholder’s shares at net asset value, the shareholder will be permitted to request an exchange into a class with a lower initial minimum investment instead of being mandatorily redeemed after the expiration of the 60 days’ notice period.

Comment 8	Financial Highlights. Please confirm that each Fund’s financial highlights will be included.
Response	The financial highlights tables from each Fund’s semiannual report for the period ended March 31, 2014 have been included in the prospectus.
Statement of Additional Information (“SAI”)
Comment 9	Forwards, Futures, Swaps and Options. Please explain why the Funds have deleted references to investments in subsidiaries located in the Cayman Islands.
Response

References to investments in subsidiaries located in the Cayman Islands have been deleted because none of the Funds to which this SAI applies has invested in subsidiaries located in the Cayman Islands as of the date of this prospectus and therefore the disclosure is inapplicable to these Funds.

Comment 10

Investment Advisory and Other Services. Please clarify whether the disclosure regarding payments to financial intermediaries in the second and third paragraphs on page 38 of the SAI refer to payments by the Adviser, the Funds or another party.

Response	The disclosure in these paragraphs applies to payments by the Funds and/or the Adviser, as applicable, unless otherwise specified in these paragraphs. Additional disclosure clarifying this point has been added to the SAI.

*  *  *  *  *  *  *  *  *  *

The Funds acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Funds’ documents, and represent that they will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Funds.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.

Nicole DonVito, Esq.

John Hadermayer, Esq.

Rose F. DiMartino, Esq.